                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 11-K


          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003
                                       or

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                          COMMISSION FILE NUMBER 1-4987


                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN

                        520 FELLOWSHIP ROAD, SUITE A-114
                              MT. LAUREL, NJ 08054
                 (Name & address of Principal Executive Offices
                        of the issuer of the Securities)

                                   21-0682685
                      (I.R.S. Employer Identification No.)

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   SL INDUSTRIES, INC., SAVINGS AND PENSION PLAN Plan Administrator


                                   By: /s/ David R. Nuzzo
                                       ------------------
                                       David R. Nuzzo
                                       June 28, 2004

                  SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE


Report of Independent Public Accountants
    for the year ended December 31, 2003                               4

Financial Statements:
   Statements of Net Assets Available for Benefits
     December 31, 2003 and December 31, 2002                           5

   Statement of Changes in Net Assets Available for Benefits
       for the year ended December 31, 2003                            6

Notes to Financial Statements                                        7-11

Supplemental Schedule:
   Schedule H, Line 4i - Schedule of Assets Held for
      Investment Purposes - December 31, 2003                         12

Exhibit Index                                                         13

Consent of Independent Accountants                                    14

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator
SL Industries, Inc. Savings and Pension Plan
Mount Laurel, New Jersey

We have audited the accompanying statement of net assets available for benefits of the SL Industries, Inc. Savings and Pension Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits as of December 31, 2002 was audited by other auditors whose report dated June 5, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2003 and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole.


/s/Sobel & Co., LLC
Livingston, New Jersey
June 24, 2004

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                    December 31,
                                          ---------------------------------
                                              2003                 2002
                                          -----------           -----------
INVESTMENTS                               $15,887,951           $12,445,397
                                          -----------           -----------
RECEIVABLES
Employer contributions                        261,851               260,967
Participant contributions                      52,644                47,849
                                          -----------           -----------
TOTAL RECEIVABLES                             314,495               308,816
                                          -----------           -----------
CASH                                           24,697                16,512
                                          -----------           -----------
NET ASSETS AVAILABLE FOR BENEFITS         $16,227,143           $12,770,725
                                          ===========           ===========


 The accompanying notes are an integral part of these financial statements.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                              Year Ended
                                                          December 31, 2003
                                                          -----------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    INVESTMENT INCOME:
        Net appreciation in fair value of investments          $2,142,771
        Net realized gain on sales of investments                 390,371
        Interest/dividends                                        353,127

CONTRIBUTIONS:
        Employer                                                  536,940
        Participant                                               859,920
        Rollover                                                   12,907
                                                              -----------
TOTAL ADDITIONS:                                                4,296,036
                                                              -----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits Paid to Participants                                  824,356
   Administrative Expenses                                         15,262
                                                              -----------
   TOTAL DEDUCTIONS                                               839,618
                                                              -----------
NET INCREASE                                                    3,456,418

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of Year                                           12,770,725
                                                              -----------
   End of Year                                                $16,227,143
                                                              ===========


The accompanying notes are an integral part of these financial statements.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      DESCRIPTION OF PLAN

      SL Industries, Inc. Savings and Pension Plan (the "Plan"), originally adopted May 1, 1976, is a defined contribution savings and pension plan covering substantially all U.S. non-union employees of SL Industries, Inc.'s Corporate Office, SL Surface Technologies Inc., Condor D.C. Power Supplies, Inc. and SL Montevideo Technology, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the Summary Plan Description for more complete information with respect to the provisions of the Plan.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.    INVESTMENTS

      As part of the Plan provisions, participants may invest in SL Industries, Inc. Common Stock ("Common Stock") and/or in various combinations of fourteen Fidelity Institutional Retirement Services Co., Inc. ("Fidelity") funds: Blended Income Fund, Puritan Fund, Growth and Income Portfolio, Low-Priced Stock Fund, Diversified International Fund, Mid-Cap Stock Fund, Freedom Income Fund, Freedom 2000 Fund, Freedom 2010 Fund, Freedom 2020 Fund, Freedom 2030 Fund, Spartan U.S. Equity Index Fund, U.S. Bond Index Fund and Money Market Fund. All income, gains or other amounts from any investment are reinvested in the same investment from which they are received. The amounts are then allocated, as appropriate, to each participant's account balance.

      The Blended Income Fund represents a deposit contract with Fidelity's Managed Income Portfolio. Contributions are maintained in pooled accounts. The account is credited with earnings on the underlying investments at various rates and charged for Plan withdrawals. The financial statements reflect the contract/market values as reported by Fidelity as of the Plan year-end.

      Employer matching contributions are invested solely in Common Stock of SL Industries, Inc. Until a participant is fully vested, the employer matching contribution credited to the participant's account cannot be liquidated.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


2.    INVESTMENTS (continued)

      The remaining funds are Fidelity separate investment accounts and are carried at market value as reported by Fidelity as of the Plan year-end. The fair value of the SL Industries, Inc. Common Stock is based on the market price as quoted on the American Stock Exchange.

      The Plan presents in the statement of changes in net assets available for benefits the net appreciation in investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

      Interest and dividend income are recorded as earned on an accrual basis.

      During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,533,142 as follows:

Mutual funds                     $1,875,366
Common stock                        657,776
                                 ----------
                                 $2,533,142
                                 ==========

      The following table represents investments that represent 5% or more of the Plan's net assets:

                                                   December 31,
                                              2003               2002
                                           ----------         ----------
  Blended Income Fund                      $3,654,398         $3,539,701
* SL Industries, Inc. Common Stock          2,017,062          1,238,843
  Fidelity Growth and Income Portfolio      1,319,023          1,094,635
  Fidelity Low Priced Stock Fund            1,856,958          1,284,594
  Fidelity Mid-Cap Stock Fund               1,530,518            998,387
  Spartan U.S, Equity Index Fund            1,222,176            860,151
  Fidelity Freedom 2020                       854,220                 --

* Participant-directed and nonparticipant-directed.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.    INVESTMENTS (continued)

      Information about the significant components of the changes in net assets relating to the SL Industries, Inc. Common Stock, which is both a participant-directed and a nonparticipant-directed investment option, is as follows for the years ended December 31, 2003 and 2002:

                                                  December 31,
                                         -----------------------------
Changes in net assets                      2003                2002
                                         ---------           ---------
Contributions                            $ 342,006           $ 651,127
Dividends                                       --                  39
Net appreciation (depreciation)            657,776            (116,739)
Benefits paid to participants              (49,229)           (205,900)
Transfer/loan activity                    (172,334)           (403,606)
                                         ---------           ---------
Net changes                              $ 778,219           ($ 75,079)
                                         ---------           ---------

      CONTRIBUTIONS

      ELECTIVE CONTRIBUTIONS

      Employees' contributions are based upon authorized payroll withholdings. Participants may make elective deferrals up to an annual maximum of the lesser of 20% of their annual compensation, as defined by the Plan, or $12,000 in the calendar year of 2003, and thereafter as adjusted by the Secretary of the Treasury. Additionally, eligible participants may elect to defer "catch-up" contributions.

      MATCHING EMPLOYER CONTRIBUTIONS

      The employer's match is fifty percent (50%) of the participant's elective deferrals, not to exceed six percent (6%) of the participant's compensation. Matching employer contributions have been invested solely in the Common Stock of SL Industries, Inc.

      PROFIT SHARING CONTRIBUTIONS

      A profit sharing contribution can be made annually to all Plan participants who have earned at least 1,000 hours of service during the Plan year and are employed on the last day of the plan year, with the exception of participants who are disabled, die or retire. This is a discretionary contribution determined by resolution of the Board of Directors. Profit sharing contributions are invested in accordance with the election of each participant.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


2.    INVESTMENTS (continued)

      BENEFITS

      At the time of separation, the vested portion of a participant's account represents the participant's accumulated benefit. If a participant's account balance is less than $5,000, a lump sum distribution will be made regardless of whether the participant requests a distribution. A participant who has an account balance of $5,000 or greater may elect to:
      (1) continue to invest their accumulated benefit in the Plan until their normal retirement date; (2) purchase a qualified joint and survivor annuity; (3) receive payment in one lump sum; or (4) have any portion paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

      At the retirement date, a participant may elect to receive their retirement benefit in one lump sum payment, in various types of installments, or in the form of a qualified joint and survivor annuity. The amount of the benefit payment depends on the value of the participant's account and the retirement benefit option the participant elects.

      VESTING

      Participants become immediately vested in their elective deferral contributions plus actual earnings and their employer's profit sharing contributions. Employer matching contributions become vested as follows:

                                                                      Percentage
                    Years of Service                                    Vested
                    ----------------                                  ----------
Five years or more                                                       100%
Four years or more, but less than five years                             80%
Three years or more, but less than four years                            60%
Two years or more, but less than three years                             40%
One year or more, but less than two years                                20%
Less than one year                                                        0%

      In determining years of service for vesting, the Plan considers service from the participant's date of hire. Only whole years of service will be counted for vesting purposes. The nonvested portion of a participant's account, if any, will be forfeited in accordance with the provisions of the Plan. Forfeitures will be allocated to the remaining participants' accounts on a prorated basis as defined by the Plan.

      INTEREST INCOME

      For financial statement purposes, interest and dividend income includes amounts earned on investments and participant loans. For purposes of reporting on Form 5500 interest and dividend income only includes amounts earned on participant loans.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


2.    INVESTMENTS (continued)

      PARTICIPANT LOANS

      The Plan makes loans to a participant, using the participant's account balance as collateral. The minimum loan amount is $1,000 and may not exceed the lesser of $50,000 or one-half of the participant's vested account balance. Loans bear interest at an interest rate as determined by the Plan Administrator based upon the prevailing rates of interest charged by persons in the business of lending money. The interest rates on the participant loans receivable as of December 31, 2003 and December 31, 2002 range from 5.25% to 10.25% and 4.75% to 10.25%, respectively. The term of any loan to a participant shall be no greater than five years, except in the case of a loan to acquire a dwelling unit that is considered a principal residence, in which case the term is 10 years.

3.    PLAN TERMINATION

      While SL Industries, Inc. has not expressed any intent to do so, it may terminate the Plan at any time, subject to the penalties set forth in ERISA, as amended. In the event of such Plan termination, participants will become 100% vested in their accounts.

4.    ADMINISTRATIVE EXPENSES

      Administrative expenses and asset management fees of the Plan may be paid by SL Industries, Inc., at their discretion. Total asset management fees paid by the Plan in the fiscal year ended December 31, 2003 were $15,262.

5.    TAX STATUS

      The Internal Revenue Service has issued a favorable determination letter stating that the Plan meets the requirements for qualification pursuant to
      Section 401(a) of the Internal Revenue Code (the "Code") and that the Plan is exempt from federal income taxes under Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, management believes that they are operating the Plan in accordance with the Code. Accordingly, there is no provision for income taxes in the accompanying financial statements.

                  SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN
                                 EIN: 21-0682685
                                 PLAN NUMBER 001
                         FORM 5500, SCHEDULE H, LINE 4 I
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                DECEMBER 31, 2003


                                                                                                    (D)               (E)
(A)             (B)                                              (C)                                                CURRENT
          IDENTITY OF ISSUE                                  DESCRIPTION                           COST              VALUE
-------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK
*      SL Industries, Inc.                                   Common stock                           $2,040,019        2,017,062

COMMON TRUST FUND
      Fidelity Institutional Retirement Services Co., Inc.   Blended Income Fund                     3,649,399        3,654,398
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Puritan Fund                     710,565          704,262
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Growth & Income Portfolio      1,488,988        1,319,023
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Low-Priced Stock Fund          1,392,014        1,856,958
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Diversified Int'l. Fund          317,542          368,801
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Mid-Cap Stock Fund             1,408,844        1,530,518
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Freedom Income Fund               64,818           66,335
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Freedom 2000 Fund                210,382          207,092
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Freedom 2010 Fund                619,201          613,890
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Freedom 2020 Fund                877,984          854,220
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Freedom 2030 Fund                539,393          544,024
      Fidelity Institutional Retirement Services Co., Inc.   Spartan US Equity Index Fund            1,259,057        1,222,176
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity US Bond Index Fund               497,094          508,179

*     Participant Loans Receivable                           Loans, ranging 1-10 years maturity
                                                             with interest rates of 5.25%-10.25%            --          421,013
                                                                                                   -----------      -----------
                                                                                                   $15,075,300      $15,887,951
                                                                                                   ===========      ===========

* A party-in-interest as defined by ERISA

                                  Exhibit Index

Number   Description
23.1     Consent of Independent Accountants, Sobel & Co., LLC for the year ended December 31, 2003.